Securities and Exchange Commission
Washington, D.C. 20549

07069371

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________

Commission file number 1-9518

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE PROGRESSIVE
RETIREMENT SECURITY PROGRAM

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

THE PROGRESSIVE CORPORATION
6300 WILSON MILLS ROAD
MAYFIELD VILLAGE, OHIO 44143

Total Number of Pages: 23
Exhibit Index on Page: 21

REQUIRED INFORMATION

See the attached Financial Statements with Auditors' Report for The Progressive Retirement Security Program, for the years ended December 31, 2006 and 2005.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RSP Administrative Committee, as Administrator of
The Progressive Retirement Security Program

By: L. Niederst

Name: LORI NIEDERST

Title: Committee Member

Date: June 25, 2007

THE PROGRESSIVE RETIREMENT SECURITY PROGRAM

FINANCIAL STATEMENTS
WITH
AUDITORS' REPORT

December 31, 2006 and 2005

INDEX

Meaden&Moore

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee of
The Progressive Retirement Security Program

We have audited the accompanying Statement of Net Assets Available for Benefits of THE PROGRESSIVE RETIREMENT SECURITY PROGRAM ("the Plan") as of December 31, 2006 and 2005, and the related Statement of Changes in Net Assets Available for Benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion.An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

During 2006, the Plan adopted FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Meaden + Moore, Ltd.

MEADEN & MOORE, LTD.
Certified Public Accountants

May 25, 2007
Cleveland, Ohio

Meaden & Moore, Ltd.
(A Meaden & Moore Company)
1100 Superior Avenue Suite 1100 Cleveland, Ohio 44114-2523 216-241-3272 FAX 216-771-4511
Akron Atlanta Charlotte Chicago Cleveland Columbus Los Angeles Naperville New York Orlando Phoenix Pittsburgh Wooster

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

The Progressive Retirement Security Program

(000's omitted)

	December 31 2006	December 31 2005
ASSETS		
Pending trade settlement	$ 343	$ 24
Investments, at Fair Value:		
The Progressive Corporation Common Shares (cost: $272,985 and $236,030)	628,508	762,150
Other investments (cost: $705,666 and $588,156)	826,259	675,961
	1,454,767	1,438,111
Participant Loans	26,741	23,607
Net assets available for benefits at fair value	1,481,851	1,461,742
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,746	2,089
Net Assets Available for Benefits	$ 1,483,597	$ 1,463,831

See accompanying notes.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

The Progressive Retirement Security Program

(000's omitted)

	Year Ended December 31	
	2006	2005
Additions to Net Assets Attributed to:		
Contributions:		
Employer	**$ 51,309**	$ 46,071
Participants'	**81,523**	73,152
Rollovers	**6,186**	5,342
	139,018	124,565
Investment Income:		
Net appreciation (depreciation) in fair value of The Progressive Corporation Common Shares	**(130,901)**	213,174
Net appreciation in fair value of other investments	**48,334**	20,806
Dividends on The Progressive Corporation Common Shares	**814**	604
Interest and other dividends	**41,855**	23,049
	(39,898)	257,633
Total Additions	**99,120**	382,198
Deductions from Net Assets Attributed to:		
Benefits paid to participants	**79,038**	67,677
Other expenses	**316**	244
Total Deductions	**79,354**	67,921
Net Increase	**19,766**	314,277
Net Assets Available for Benefits:		
Beginning of Year	**1,463,831**	1,149,554
End of Year	**$ 1,483,597**	$ 1,463,831

See accompanying notes.

1 Description of the Plan

The Progressive Retirement Security Program (the "Plan") is a defined contribution plan consisting of two parts: the Long Term Savings Plan (the "LTSP") and the Self-Directed Retirement Plan (the "SDRP"), both of which are described below. Participants should refer to the Plan documents for a more complete description of the Plan's provisions.

Long Term Savings Plan

General:

The LTSP is designed to encourage employee savings and provide benefits upon an employee's retirement, death, disability or termination of employment.

All employees of The Progressive Corporation ("the Company") and certain of its subsidiaries that have adopted the LTSP, who have met certain requirements are eligible to participate in the Plan after 30 calendar days from the date of employment ("Covered Employee").

Contributions:

Plan participants may contribute to the LTSP, on a pretax or post-tax basis, any combination up to 99.98% of eligible compensation. However, participants who are classified as "highly compensated employees" under federal tax law are subject to contribution limits that may vary from year to year. Participant contributions are matched 100% by the Company up to 1% of participant's compensation and 50% of contributions above 1% of compensation up to the next 4% of compensation. Company contributions are payable out of net profits.

Various Internal Revenue Code regulations concerning both employee and Company contributions may limit the contribution amounts defined above. The Company has the right to limit these contributions to conform to applicable regulations.

1 Description of the Plan, Continued

Vesting:

The portion of the participant's account in the LTSP attributable to the participant's own contributions, including earnings thereon, vests immediately. Each participant's interest in the Company's matching contributions vests under the following schedule, based on years of service:

Years of Service	Percentage
1	25%
2	50%
3	75%
4	100%

Company matching contributions immediately vest if a participant reaches age 65, becomes disabled or dies while employed by the Company. Company contributions forfeited during 2006 and 2005 were $1,249,472 and $907,693, respectively.

As of December 31, 2006 and 2005, total accumulated forfeiture balances were $1,657,309 and $1,358,274, respectively. These forfeitures are being held pending reinstatements to rehired employees. During 2006 and 2005, accumulated forfeitures were used to reduce Company contributions by $1,000,000 and $1,000,000, respectively.

Investment Options for Company Match:

Company-matching contributions are invested according to participants' elections.

Participant Loans:

Participants may borrow up to 50% of their total vested account balance from a minimum of $1,000 up to a maximum of $50,000 in $100 increments. Two loans may be outstanding at one time. The highest outstanding balance for prior loans plus any new loans may not exceed $50,000 in a 12-month period. Loan repayment periods are up to four years. The loans are secured by the balance in the participant's account and bear interest at the same rate throughout the life of the loan.

New loans carry an interest rate of 1% above the prime rate at the inception of the loan. This rate is adjusted quarterly for new loans. Principal and interest are paid through bi-weekly payroll deductions. A $35 loan initiation fee and a quarterly maintenance fee of $3.75 will be deducted from the participant's account for each new loan.

1 Description of the Plan, Continued

Loan repayments may be suspended for up to (1) year in case of an approved leave of absence. Loans to participants on a leave of absence due to Qualified Military Leave, will be automatically suspended for the period of the Qualified Military Leave.

Participants who terminate employment at the time a loan is outstanding may arrange with the Administrator to continue to repay the loan by method of automatic or electronic withdrawals or debits from a financial institution known as "ACH" debits.

Self-Directed Retirement Plan

General:

The primary purpose of the SDRP is to provide benefits upon a participant's or former participant's retirement, death, disability, age 59 1/2 or termination of employment.

All employees of the Company and certain of its subsidiaries that have adopted the Plan are eligible to participate in the Plan as of the entry date coincident with or immediately following the date such covered employee completes one year of service, has 1,000 hours of service within a service year and has attained age twenty-one (21).

Contributions:

The SDRP provides for the following contribution rates for employees who meet the age and service requirements.

Contribution Rate	Length of Service
1%	One year but less than five years
2%	Five years but less than ten years
3%	Ten years but less than fifteen years
4%	Fifteen years but less than twenty years
5%	Twenty years or more

Contribution rates are applied to eligible compensation not exceeding the social security wage base.

1 Description of the Plan, Continued

Vesting:

Company contributions are 100% vested upon completion of five years of service.

Company contributions fully vest in less than five years if while employed by the Company, a participant retires at age 65, becomes permanently and totally disabled or dies. Upon termination, non -vested Company contributions are forfeited. Company contributions forfeited during 2006 and 2005 were $1,888,698 and $936,143, respectively.

As of December 31, 2006 and 2005, total accumulated forfeiture balances were $1,888,046 and $953,665, respectively. These forfeitures are being held pending reinstatements to rehired employees. During 2006 and 2005, accumulated forfeitures were used to reduce Company contributions by $1,000,000 and $1,000,000, respectively.

2 Summary of Significant Accounting Policies

Use of Estimates and Basis of Accounting

The accompanying financial statements have been prepared on an accrual basis of accounting in accordance with generally accepted accounting principles ("GAAP").

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported and the accompanying notes. Actual results could differ from those estimates.

On December 29, 2005, FASB issued a Staff Position which permits the use of contract value accounting for benefit-responsive investment contracts owned by certain investment companies, and provides guidance with respect to financial statement presentation and disclosure of fully benefits responsive investment contracts. Although the Staff Position is required for annual periods ending after December 15, 2006, the Fidelity Managed Income Portfolio II has adopted the guidance for the current annual period ended September 30, 2006. The adoption of this guidance does not affect the reported net investment income, total return or the net assets available for benefits.

2 Summary of Significant Accounting Policies, Continued

Use of Estimates and Basis of Accounting, Continued:

Investment in wrap contracts are fair valued using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio of securities. The dealers may consider the following in the bid process: size of the portfolio, performance of the underlying portfolio, and the fair value to contract value ratio. For purposes of benefit responsive withdrawals, investments in wrap contracts are valued at contract value, which could be more or less than fair value. These investment contracts provide for benefit responsive withdrawals at contract value including those instances when, in connection with wrap contracts, underlying investment securities are sold to fund normal benefit payments prior to the maturity of such contracts.

The Fidelity Managed Income Portfolio II investment objective is to seek preservation of capital and a competitive level of income over time. To achieve its investment objective, the Portfolio invests in underlying assets (typically fixed-income securities or bond funds and may include derivative instruments such as futures contracts and swap agreements) and enters into a "wrapper" contract issued by a third-party. FMTC seeks to minimize the exposure of the Portfolio to credit risk through, among other means, diversification of the wrap contracts across an approved group of issuers. The Portfolio's ability to receive amounts due pursuant to these contracts is dependent upon the issuers' ability to meet their financial obligations.

The investment contract and fixed income security commitments are backed solely by the financial resources of the issuer. Participant withdrawals and exchanges are paid at book value (principle and interest accrued to date) during the term of the contract. However, withdrawals prompted by certain events (e.g., an employer-initiated event such as a layoff, sale of a division, plan termination, etc.) may be paid at market value, which may be less than book value. Units of the portfolio strives to maintain a $1 unit price, but cannot guarantee that it will be able to do so, and its yield will fluctuate.

The fair value of the Fidelity Managed Income Portfolio II investment contract at December 31, 2006 and 2005, was $145,595,043 and $140,409,214, respectively. The average yield and crediting interest rate was approximately 4.37% for 2006 and 3.73% for 2005. The crediting rate for this investment contract is reset annually by the issuer but cannot be less than zero.

2 Summary of Significant Accounting Policies, Continued

Investment Valuation and Income Recognition:

The investment in The Progressive Corporation Stock Fund is valued at the last reported trade price on the New York Stock Exchange on the last business day of the year. Investments in the Brokerage Accounts are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end.

The Plan presents in the Statements of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Investment securities are exposed to various risks such as interest rate, market and credit risks. Market values of securities fluctuate based on the magnitude of changing market conditions; significant changes in market conditions could materially affect the Plan's investments.

Security transactions in The Progressive Corporation Stock Fund are recorded on a trade date basis. All other security transactions are recorded on a settlement date basis. The use of a transaction or trade date basis would not have a material effect on the overall statements of net assets available for benefits or changes in net assets available for benefits as of December 31, 2006 or 2005.

The fair value of the wrapper investment is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations.

Realized gains and losses on the sale of securities are determined based on the average cost of the securities sold from the Trust's assets. Realized gains and losses on the distribution of Company Common Shares are determined based on the historical cost of the shares distributed.

Dividend income is recorded on the ex-dividend date. Interest and other income are recorded as earned on an accrual basis.

Funding:

Participant and employer contributions are funded on a bi-weekly basis generally coincident with the pay date.

2 Summary of Significant Accounting Policies, Continued

Expenses:

Administrative expenses of the Plan, including trust management, legal and other fees, are paid by the Company and are not expenses paid by the Plan. Investment management fees are expenses of the Plan, but are netted against investment income. Transaction fees for loan initiation, quarterly loan maintenance, exchanges of Company stock and short-term fund trading are expenses of the Plan.

Reclassifications:

Certain prior year amounts have been reclassified to conform with the current year's presentation.

Risks and Uncertainties:

The Plan provides for various investment options, which are subject to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statement of net assets available for benefits.

3 Participant Accounts

Each participant's account is credited with the participant's LTSP contribution and Company match, Company SDRP contributions and an allocation of earnings. Allocations are based on the portion of each participant's account balance to the total account balances for all participants. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

The Plan uses the share value method for allocating Plan earnings. The share values are determined on a daily basis and are presented excluding contributions receivable and benefits payable. The total number of shares and share values as of December 31, by fund, are as follows:

3 Participant Accounts, Continued

Investment Options	Total Number of Shares	Net Asset Share Values
2006		
Fidelity Freedom Income Fund	172,268.76	11.54
Fidelity Freedom 2000 Fund	35,447.84	12.46
Fidelity Freedom 2005 Fund	19,747.04	11.61
Fidelity Freedom 2010 Fund	459,491.59	14.62
Fidelity Freedom 2015 Fund	134,533.13	12.20
Fidelity Freedom 2020 Fund	1,082,291.60	15.53
Fidelity Freedom 2025 Fund	252,170.13	12.77
Fidelity Freedom 2030 Fund	1,836,323.74	16.03
Fidelity Freedom 2035 Fund	247,047.98	13.19
Fidelity Freedom 2040 Fund	894,299.43	9.48
Fidelity Freedom 2045 Fund	4,896.66	10.74
Fidelity Freedom 2050 Fund	6,388.38	10.75
Fidelity Retirement Money Market Portfolio	19,222,010.54	1.00
Fidelity Managed Income Portfolio II-Class 2	147,340,741.30	1.00
Fidelity U.S. Bond Index Fund	3,689,028.00	10.86
Oakmark Equity and Income Fund-Class 1	1,864,742.91	25.88
Washington Mutual Investors Fund-Class A	535,805.22	34.86
American Beacon Small Cap Value-Plan Ahea	677,852.77	21.20
Fidelity Dividend Growth Fund	2,587,501.96	31.68
Vanguard Institutional Index Fund	718,764.66	129.59
Fidelity Low-Priced Stock Fund	1,727,412.71	43.54
Fidelity Mid-Cap Stock Fund	2,209,470.51	29.14
Wasatch Small Cap Growth Fund	385,451.64	36.88
Fidelity Diversified International Fund	2,891,485.37	36.95
The Progressive Corporation Stock Fund	25,949,969.18	24.22

3 Participant Accounts, Continued

Investment Options	Total Number of Shares	Net Asset Share Values
2005		
Fidelity Freedom Income Fund	172,057.13	11.37
Fidelity Freedom 2000 Fund	34,812.44	12.21
Fidelity Freedom 2005 Fund	10,756.17	11.12
Fidelity Freedom 2010 Fund	397,176.47	14.05
Fidelity Freedom 2015 Fund	94,107.82	11.55
Fidelity Freedom 2020 Fund	923,330.01	14.71
Fidelity Freedom 2025 Fund	75,006.98	11.96
Fidelity Freedom 2030 Fund	1,539,735.48	15.02
Fidelity Freedom 2035 Fund	105,499.88	12.23
Fidelity Freedom 2040 Fund	534,927.39	8.83
Fidelity Retirement Money Market Portfolio	14,160,230.89	1.00
Fidelity Managed Income Portfolio II-Class 2	142,498,004.42	1.00
Fidelity U.S. Bond Index Fund	3,471,682.84	10.90
Oakmark Equity and Income Fund-Class 1	1,652,507.91	24.98
Washington Mutual Investors Fund-Class A	377,826.54	30.84
American Beacon Small Cap Value-Plan Ahea	506,830.92	20.03
Fidelity Dividend Growth Fund	2,396,609.43	28.79
Vanguard Institutional Index Fund	669,210.94	114.01
Fidelity Low-Priced Stock Fund	1,568,315.77	40.84
Fidelity Mid-Cap Stock Fund	1,800,472.43	26.57
Wasatch Small Cap Growth Fund	330,740.25	36.70
Fidelity Diversified International Fund	2,267,421.87	32.54
The Progressive Corporation Stock Fund	6,526,377.61	116.78

4 Investments

Participants can invest in any of the options offered under the Plan.

The following investments individually represent 5% or more of the Plan's net assets available for benefits as of December 31:

		2006		2005
Fidelity Managed Income Portfolio II-Class 2	$	**147,340,741**	$	142,498,004
Fidelity Dividend Growth Fund	$	**81,972,062**		NA
Fidelity Low Price Stock Fund	$	**75,211,549**		NA
Vanguard Institutional Index Fund	$	**93,144,712**	$	76,296,739
Fidelity Diversified International Fund	$	**106,840,384**	$	73,781,908
The Progressive Corporation Common Shares	$	**628,508,254**	$	762,150,378

5 Related Party Transactions

The fund investment options include The Progressive Corporation Stock Fund. This fund consists of shares of the Company's common stock.

Certain Plan investment choices are Fidelity mutual funds managed by Fidelity Management & Research Company (FMR Co.). Fidelity Management Trust Company (FMTC) is the current trustee and along with FMR Co. is a subsidiary of FMR Corp. These transactions, therefore, qualify as related party transactions.

6 Income Tax Status

The Plan obtained its latest determination letter on June 6, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

7 Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

8 Subsequent Accounting Pronouncement

On September 15, 2006, the Financial Accounting Standards Board (FASB) issued Statements of Financial Accounting Standards No. 157, "Fair Value Measurement" (FAS 157). The new standard may affect our plan but is only effective for financial statements issued for fiscal years beginning after November 15, 2007.

SCHEDULE H-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
Part IV Line 4i

The Progressive Retirement Security Program

Plan No. 003
EIN 34-0963169

December 31, 2006

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value
*	Fidelity	172,268.76 shares of Fidelity Freedom Income Fund	$ 1,987,981
*	Fidelity	35,447.84 shares of Fidelity Freedom 2000 Fund	441,680
*	Fidelity	19,747.04 shares of Fidelity Freedom 2005 Fund	229,263
*	Fidelity	459,491.59 shares of Fidelity Freedom 2010 Fund	6,717,767
*	Fidelity	134,533.13 shares of Fidelity Freedom 2015 Fund	1,641,304
*	Fidelity	1,082,291.60 shares of Fidelity Freedom 2020 Fund	16,807,989
*	Fidelity	252,170.13 shares of Fidelity Freedom 2025 Fund	3,220,213
*	Fidelity	1,836,323.74 shares of Fidelity Freedom 2030 Fund	29,436,270
*	Fidelity	247,047.98 shares of Fidelity Freedom 2035 Fund	3,258,563
*	Fidelity	894,299.43 shares of Fidelity Freedom 2040 Fund	8,477,959
*	Fidelity	4,896.66 shares of Fidelity Freedom 2045 Fund	52,590
*	Fidelity	6,388.38 shares of Fidelity Freedom 2050 Fund	68,675
1	Fidelity	19,222,010.54 shares of Fidelity Retirement Money Market Portfolio	19,222,011
*	Fidelity	147,340,741.30 shares of Fidelity Managed Income Portfolio II-Class 2	147,340,741
*	Fidelity	3,689,028.00 shares of Fidelity U.S. Bond Index Fund	40,062,844
	Harris Associates L.P.	1,864,742.91 shares of Oakmark Equity and Income Fund	48,259,546
	Capital Research and Mgmt Co.	535,805.22 shares of Washington Mutual Investors Fund-Class A	18,678,170
	American Beacon Advisors	677,852.77 shares of American Beacon Small Cap Value-Plan Ahead Class	14,370,479
*	Fidelity	2,587,501.96 shares of Fidelity Dividend Growth Fund	81,972,062
	The Vanguard Group	718,764.66 shares of Vanguard Institutional Index Fund	93,144,712
*	Fidelity	1,727,412.71 shares of Fidelity Low-Priced Stock Fund	75,211,549
*	Fidelity	2,209,470.51 shares of Fidelity Mid-Cap Stock Fund	64,383,971
	Wasatch Advisors, Inc.	385,451.64 shares of Wasatch Small Cap Growth Fund	14,215,456
*	Fidelity	2,891,485.37 shares of Fidelity Diversified International Fund	106,840,384
	Brokerage Account	Various Common Stocks	13,160,762
	Brokerage Account	Various Mutual Funds	18,786,302
	Brokerage Account	Various Rights/Warrants	508
	Brokerage Account	Various Certificates of Deposit	15,000
			828,004,751
*	The Progressive Corporation	25,949,969.18 shares of Progressive Corporation Common Stock	628,508,254
*	Participant Loans	5.00% to 10.00% at various maturities; participant account balances as collateral	26,740,918
			$ 1,483,253,923

*Party-in-interest

1 Amount represents contract value

20

THE PROGRESSIVE
RETIREMENT SECURITY PROGRAM

EXHIBIT INDEX

EXHIBIT NO. UNDER REG. S-K ITEM 601	FORM 11-K EXHIBIT NO.	DESCRIPTION OF EXHIBIT	PAGE NO.*
23	23	Consent of Meaden & Moore Independent Accountants, dated June 18, 2007, to incorporate by reference their report dated May 25, 2007	22

* Page references appear only in the sequentially paginated Annual Report on Form 11-K as filed in accordance with SEC Rules O-3 (b) and (c) (Reg. §240.0-3 (b) & (c)). Other copies of this Annual Report on Form 11-K are not similarly paginated.

M:\LEGAL\EJS\L070309 (RSP 11-K 2006)\Form11K.doc

EXHIBIT NO. 23

Consent of Meaden & Moore, Independent
Accountants, dated June 18, 2007, to incorporate
by reference their report dated May 25, 2007

Meaden&Moore

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Forms S-8 No. 33-51034 and 333-41238) pertaining to The **Progressive Retirement Security Program** of our report dated May 25, 2007, with respect to the financial statements of the Progressive Retirement Security Program included in this Annual Report (Form 11-K) for the years ended December 31, 2006 and 2005.

Meaden + Moore, Ltd.

Meaden & Moore, Ltd

Cleveland, Ohio
June 18, 2007

END